Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/17/19	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 17, 2019

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 17th day of June, 2019.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

19003656

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

June 17, 2019

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2019-6 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2019-6 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit F – Updated Membership Forms
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit F

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

<u>Response</u>:

Exhibit F is hereby amended as set forth below.

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)
2. Member Application (MIAX, PEARL & EMERALD) **[Updated]**
3. Amendment to Member Application (MIAX, PEARL & EMERALD) **[Updated]**
4. Waive-in Member Application (MIAX, PEARL & EMERALD) **[New – PEARL & EMERALD form updated to include MIAX]**
5. Market Maker Member Guarantee (MIAX)
6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)
7. User Agreement (MIAX, PEARL & EMERALD)
8. Sponsored Access Agreement (MIAX)
9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (MIAX) **[Updated]**
11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (MIAX) **[Updated]**
12. Exchange Data Agreement (MIAX, PEARL & EMERALD)
13. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD)
14. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD)

15. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD)

16. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD)

17. Market Data Policies (MIAX, PEARL & EMERALD)

18. Service Bureau Agreement (MIAX, PEARL & EMERALD)

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD)

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD)

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

2

MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ______________________ **Email:** ______________________

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC / MIAX Emerald, LLC
7 Roszel Road
Princeton, NJ 08540
Attention: Member Services
609-897-1479
Membership@MIAXOptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

Encrypted electronic filings are advisable for secure personal or financial information.

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a) Address:____________________

City/State/Zip Code:____________________

Telephone:____________________ Fax:____________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

II. Type of Membership

[Indicate all that apply.]

- ☐ **MIAX**
  - ☐ Primary Lead Market Maker
  - ☐ Lead Market Maker
  - ☐ Registered Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s):________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________________

- ☐ **MIAX PEARL**
  - ☐ Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s):________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________________

- ☐ **MIAX Emerald**
  - ☐ Primary Lead Market Maker
  - ☐ Lead Market Maker
  - ☐ Registered Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s): ________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Chief Compliance Officer:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

IV. Regulatory

- ☐ a) Form BD: *current copy*. SEC # 8-:________________ Firm CRD: #________________
- ☐ b) A list of SROs of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [Exchange Rules 202 & 203]
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*
- ☐ k) **Procedures:** *current copy*
  1) **Exchange trading activities:** Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

V. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation ☐ Limited Liability Company
  - ☐ Partnership ☐ Sole Proprietorship
- ☐ b) State of Organization: ____________________ Federal Tax ID: ______________________________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

  Please provide:
  - Error Account Information: ____
- ☐ c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ d) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

______________________________ ______________________________

Print Name Title

______________________________ ______________________________

Signature Date

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX/MIAX Emerald), Lead Market Maker (MIAX/MIAX Emerald), Registered Market Maker (MIAX/MIAX Emerald), Market Maker (MIAX PEARL) or Electronic Exchange Member (MIAX/MIAX PEARL/MIAX Emerald), or the Member completing this form.

2. **Associated Person** – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Trader** – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

4. **Central Registration Depository ("Web CRD®" or "CRD")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

8. **Electronic Exchange Member** – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** – the direct financing of a Market Maker's dealings upon the Exchange.

10. **Lead Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Lead Market Makers.

11. **Market Maker** – a MIAX PEARL Member registered with MIAX PEARL for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX PEARL Rules.

12. **Member** – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX/MIAX Emerald); (ii) a "Lead Market Maker" (MIAX/MIAX Emerald), (ii) a "Market Maker" (MIAX PEARL); (iii) a "Registered Market Maker (MIAX/MIAX Emerald)," or (iv) an "Electronic Exchange Member" (MIAX/MIAX PEARL/MIAX Emerald).

13. **MIAX** – Miami International Securities Exchange, LLC.

14. **MIAX Emerald** – MIAX Emerald, LLC.

15. **MIAX PEARL** – MIAX PEARL, LLC.

16. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

17. **Primary Lead Market Maker** – a Lead Market Maker appointed by MIAX or MIAX Emerald to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Primary Lead Market Makers.

18. **Registered Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Registered Market Makers.

19. **Registered Options Trader ("ROT")** – per Exchange Rule 601(b)(1), ROTs and Market Maker Authorized Traders ("MMATs"), respectively, may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

20. **Responsible Person** – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

21. **Self-Regulatory Organization ("SRO")** – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

22. **Sponsored User** – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

3

MIAX Options MIAX PEARL MIAX Emerald

AMENDMENT TO THE MEMBER APPLICATION

Firm Name: ____

Application Contact: ____

Title: ____

Telephone: ______________________ **Email:** ______________________

A firm applying for a change in membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a) Address: ____

City/State/Zip Code: ____

Telephone: ______________________ Fax: ______________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____

____

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s):____

e) Is Applicant requesting a reinstatement of its MIAX membership? ☐ Yes ☐ No

f) Is Applicant requesting a reinstatement of its MIAX PEARL membership? ☐ Yes ☐ No

g) Is Applicant requesting a reinstatement of its MIAX Emerald membership? ☐ Yes ☐ No

II. Change of Membership Type

[Indicate all that apply.]

☐ **MIAX**
- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ________________________

☐ **MIAX PEARL**
- ☐ Market Maker
- ☐ Electronic Exchange
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ________________________

☐ **MIAX Emerald**
- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ________________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ________________________

Other *[Please describe (i.e. name or other non-substantive change).]*________________________

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect.

No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

Print Name	Title
Signature	Date

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s)
[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Chief Compliance Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

AMENDMENT TO MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:____________________________________ ☐ Authorized Signer

Email:____

Telephone:________________________ CRD #:________________________

IV. Regulatory

- ☐ a) Form BD: *current copy*. SEC # 8-:____________________ Firm CRD: #____________________
- ☐ b) A list of SROs of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [Exchange Rules 202 &203]
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*
- ☐ k) **Procedures:** *current copy*
  1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

V. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation ☐ Limited Liability Company
  - ☐ Partnership ☐ Sole Proprietorship
- ☐ b) State of Organization: ____________________ Federal Tax ID:____________________________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
  Please provide:
  - Error Account Information:____
- ☐ c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ d) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)

4

MIAX Options · MIAX PEARL (Performance, Execution and Reliability) · MIAX Emerald

WAIVE-IN MEMBER APPLICATION

Firm Name:____________________________________ **CRD #:** ________________

I. Existing Membership

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

II. Waive-In Request

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow v
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):__________
  - ☐ Arrangement with #(s):_______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:____________________

Encrypted electronic filings are advisable for secure personal or financial information.

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF MEMBERSHIP

a) The Applicant-Firm agrees that it will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant-Firm agrees to submit to the jurisdiction of the Exchange [Rules 1000, 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant-Firm may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant-Firm or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant-Firm authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant-Firm or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant-Firm agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant-Firm certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Waive-In Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant-Firm agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

______________________________ ______________________________

Print Name Title

______________________________ ______________________________

Signature Date

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to MIAX, MIAX PEARL and/or MIAX Emerald, please file supplemental documentation as needed.

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

III. Primary Firm Contact(s)

[Attach additional names(s) as needed]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Chief Compliance Officer:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

WAIVE-IN MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

10

MIAX Options®

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF ASSOCIATED PERSON MEMBERSHIP

Firm: ______________________________ **CRD#:** ____________________

a) The Applicant agrees that he/she will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or his/her associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all associated persons who are required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to its association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, termination of employment, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent employment circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of the Applicant-Firm to make this application to the Exchange.

Signed: ______________________________ Print Name: ______________________________

Title: ______________________________ Date: ______________________________

11

MIAX Options®

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF ASSOCIATED PERSON MEMBERSHIP

Associated Person: ______________________________ **CRD#:** ______________

Firm: ______________________________ **CRD#:** ______________

a) The Applicant agrees that he/she will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or his/her associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that he/she has been fingerprinted and affirms that he/she is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials he/she has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update his/her application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of his/her application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to his/her association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, termination of employment, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent employment circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Signed: ______________________________ Print Name: ______________________________

Title: ______________________________ Date: ______________________________

Exhibit M

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

<u>Response</u>:

Attached is a list of the members of the Exchange as of June 17, 2019, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604

Approval Date: 3/7/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (312) 604-8000 International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604

Approval Date: 4/17/2017
MIAX Options Membership Activities:
REGULAR MARKET MAKER

Tele #: (312) 994-4640 International Tele #:

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201

Approval Date: 11/18/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (214) 765-1100 International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

Tele #: (212) 526-7000 International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036

Approval Date: 10/10/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 885-4000 International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019

Approval Date: 4/21/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 841-2000 International Tele #:

BOFA SECURITIES, INC.

One Bryant Park
222 Broadway
New York NY 10038

Approval Date: 11/1/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (646) 743-2734 International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 395-2100 International Tele #:

CITIGROUP GLOBAL MARKETS INC.

390-388 Greenwich Street
New York NY 10013

Approval Date: 5/1/2019
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 816-6000 International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 325-2000 International Tele #:

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104

Approval Date: 11/2/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (415) 293-3956 International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (847) 550-1730 International Tele #:

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005

Approval Date: 1/25/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 250-2500 International Tele #:

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661

Approval Date: 8/31/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 542-3231 International Tele #:

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (610) 617-2600 International Tele #:

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282

Approval Date: 1/15/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 902-1000 International Tele #:

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago IL 60605

Approval Date: 10/20/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (312) 347-8864 International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007

Approval Date: 3/29/2017
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (212) 293-1444 International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Approval Date: 8/26/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES

Tele #: (312) 244-3300 International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Approval Date: 3/27/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 310-9500 International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 618-5710 International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 595-8471 International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022

Approval Date: 9/15/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 284-2300 International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 334-8000 International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Tele #: (646) 743-1295

International Tele #:

Approval Date: 12/7/2012

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036

Tele #: (212) 761-4000

International Tele #:

Approval Date: 12/7/2012

MIAX Options Membership Activities:
ALL MEMBERSHIPS

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Tele #: (312) 821-9500

International Tele #:

Approval Date: 1/27/2015

MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604

Tele #: (312) 444-8700

International Tele #:

Approval Date: 7/22/2015

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Tele #: (201) 413-2000

International Tele #:

Approval Date: 3/12/2013

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Tele #: (312) 360-2440

International Tele #:

Approval Date: 9/20/2013

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004

Tele #: (610) 617-2600

International Tele #:

Approval Date: 11/23/2016

MIAX Options Membership Activities:
REGULAR MARKET MAKER

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004

Tele #: (610) 617-2600

International Tele #:

Approval Date: 12/7/2012

MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013

Tele #: (212) 625-5700

International Tele #:

Approval Date: 9/12/2017

MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 719-3000 International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 692-5000 International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281

Approval Date: 5/31/2013
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (646) 484-3000 International Tele #:

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447

Approval Date: 5/13/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (952) 345-6611 International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (213) 688-8090 International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202

Approval Date: 4/11/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (704) 715-6133 International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 884-4000 International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 884-3490 International Tele #:

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605

Approval Date: 11/28/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 235-0320 International Tele #:

Total Firms 44